UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of a Private Issuer

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

For the month of August, 2018

Commission File 001-37459

YULONG ECO-MATERIALS LIMITED.

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, HenanProvince

People’s Republic of China 467091

+86-375-8888988

(Former Name or Former Address

if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Purchase Agreement Signed.

Effective August 16, 2018, Yulong Eco-Materials, Limited., (the “Company”) announced that the Company has signed a Sale and Purchase Agreement to acquire the Millennium Sapphire for US$50 million to be paid via 25 million YECO restricted shares.

The acquisition is contigent upon the Company obtaining shareholder approval at a Special Shareholders Meeting and approval by NASDAQ. Millennium Sapphire must deliver a current appraisal with a value of US$50 million or greater.

The agreement term for this acquisition is 60 days.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 22, 2018

Yulong Eco-Materials Limited.

/s/ Hoi Ming Chan
Hoi Ming Chan
President, Chief Operating Officer, Secretary, Director

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Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit Description
99.1	Press Release dated August 22, 2018

99.2	Sale and Purchase Agreement dated August 22, 2018

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